Leonard E. Neilson
A  PROFESSIONAL  CORPORATION

LEONARD E. NEILSON	8160 South Highland Drive, Suite 104
Attorney at Law	Sandy, Utah 84093
Telephone: (801) 733-0800
Fax: (801) 733-0808
E-mail: LNeilsonLaw@aol.com

July 29, 2010

Securities and Exchange Commission
Division of Corporation Finance
Attn:  Mark C. Shannon, Branch Chief
100 F Street, NE
Washington, D.C. 20549-7010
Filed Via Edgar

Re:	Trans Energy, Inc.
SEC File No. 000-23530
Response to Comment Letter dated July 15, 2010

Dear Mr. Shannon:

Please be informed that this office represents Trans Energy, Inc. (the “Company”).  This letter is being submitted pursuant to my recent telephone conversation with Jennifer O’Brien of the Commission Staff concerning the Company and the outstanding comment letter from the Commission.

The Company has notified me that it is working with its consulting engineers and accountants to respond to the respective comments in your letter.  However, the Company believes that it will not be able to complete an adequate response within the time period referenced in your letter.  Accordingly, the Company hereby requests that it be given an additional ten (10) business day to finalize its response.

If you have any questions or require additional information concerning the Company’s response, please contact me at your convenience.

Sincerely,

/S/ Leonard E. Neilson
Leonard E. Neilson, Attorney At Law, P.C.

:ae
CC: Trans Energy, Inc.